SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.


                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

               For the three year period ending December 31, 2006

          Statement Pursuant to Section 12(i) of Public Utility Holding
              Company Act of 1935 by a Person Regularly Employed or
            Retained by a Registered Holding Company or a Subsidiary
         Thereof and Whose Employment Contemplates Only Routine Expenses
                           as Specified in Rule 71(b)


     1.   Name and business address of person filing statement.

          LeBoeuf, Lamb, Greene & MacRae, L.L.P. ("LLGM"), 125 West 55th Street, New York, NY 10019; 1000 Main Street, Suite 2550, Houston, TX 77002-5009; 1875 Connecticut Avenue, N.W., Washington, D.C., 20009-5728.

     2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71. Houston: Charles A. Moore

          New York: Tia S. Barancik, Sheri E. Bloomberg, Douglas W. Hawes, William S. Lamb and Liza H. Moses

          Washington: Lawrence G. Acker, Samuel Behrends IV, Samuel G. Backfield, Elias G. Farrah, Catherine P. McCarthy, Markian M.W. Melnyk, Sonia Mendonca, Rebecca J. Michael, Serena N. Minott, Bruce W. Neely, Brian D. O'Neill, William P. Rayel, Thomas B. Reems, Roshini Thayaparan, Gregory S. Wagner.

     3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

          AGL Resources Inc. and its subsidiaries
          Emera Inc. and its subsidiaries
          Energy East Corp. and its subsidiaries
          Enron Corp. and its subsidiaries
          E.ON AG and its subsidiaries
          National Grid Transco plc and its subsidiaries
          Northeast Utilities and its subsidiaries
          Pepco Holdings, Inc. and its subsidiaries
          Unitil Corporation and its subsidiaries

     4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

          Legal counsel for matters under the Public Utility Holding Company Act of 1935 and/or the Federal Power Act.

     5.(a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.


                                Salary or other compensation:

------------  ------------------  ------------------  ----------------------------------------
  Name of            (a)                    (b)                   Person or company
 recipient        Received          To be received      from whom received or to be received
                (supplemental
               statement only -
               See Exhibit A)
------------  ------------------  ------------------  ----------------------------------------
LLGM                                    Hourly            AGL Resources Inc.
                                     billing rates
LLGM                                    Hourly            Emera Inc.
                                     billing rates
LLGM                                    Hourly            Energy East Corp.
                                     billing rates
LLGM                                    Hourly            Enron Corp.
                                     billing rates
LLGM                                    Hourly            E.ON AG
                                     billing rates
LLGM                                    Hourly            National Grid Transco plc
                                     billing rates
LLGM                                    Hourly            Northeast Utilities
                                     billing rates
LLGM                                    Hourly            Pepco Holdings, Inc.
                                     billing rates
LLGM                                    Hourly            Unitil Corp.
                                     billing rates
LLGM                                    Hourly            Exeter and Hampton Elec. Co.
                                     billing rates
LLGM                                    Hourly            Fitchburg Gas and Elec. Light Co.
                                     billing rates


     (b)  Basis for compensation if other than salary.

          Hourly billing rates plus routine expenses.

     6. Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

     (a)  Total amount of routine expenses charged to client:

          See Exhibit A, submitted under a request for confidential treatment.

     (b)  Itemized list of all other expenses:

          No other expenses.

                                       LeBoeuf, Lamb, Greene & MacRae, L.L.P.


Date:  April 9, 2004                   By:  /s/ William S. Lamb

                                       ---------------------
                                       William S. Lamb, Partner

                                                                   Exhibit Index

A Compensation and Routine Expenses Received from Client (submitted under a request for confidential treatment).